Exhibit (a)(5)(c)
Employment Arrangement Term Sheet
August 24, 2009

Company	[Surviving Corp.] (the “Company”).

Executive	John Goodman (the “Executive”).

Title	Chief Executive Officer.

Employment Terms	The Company will reaffirm the terms of Executive’s existing employment offer letter, and Executive will continue employment with the Company under those terms.

Equity Incentives	Time Vested Awards:

•      Non-qualified stock options with an exercise price equal to the deal price, representing 375,000 shares of common stock of Advent CR Holdings, Inc. (“Parent”) (out of 100,000,000 shares of common stock on a fully diluted basis).

• Vest in equal installments annually on the anniversary of the grant date over 5 years; provided that Executive is employed by the Company on the applicable vesting date.

• Exercisable at time of liquidity event (including IPO).

Performance Vested Awards:

• Non-qualified stock options with an exercise price equal to the deal price, representing 375,000 shares of common stock of Parent.

•      Vest upon a liquidity event (which may include an IPO) in which Advent has received net proceeds exceeding 2.0 times its aggregate investment; provided that Executive is employed by the Company on the applicable vesting date.

• Exercisable at liquidity event, provided that, if liquidity event is IPO then vested performance options become exercisable ratably on an annual basis over the 4 years following the IPO.

Equity Co-Investment	The Executive will have the opportunity to co-invest up to 100% of the after-tax transaction proceeds in the same securities of the Company and at the same price as Advent.

Miscellaneous	All equity will be subject to certain rights and obligations set forth in a customary shareholders’ agreement.
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